UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly-Held Company

CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, informs its shareholders and the market in general that signed on this date an Association and Investment Agreement with Porto Seguro Serviços e Comércio S.A. (“Porto Serviços”), subsidiary of PORTO SEGURO S.A. (B3: PSSA3) (“Porto Seguro”), aiming to form a joint venture for the creation of a mobility services platform (“Mobitech”). Among the services to be offered are: vehicle subscription models, fleet management for companies, among other modalities of rentals.

Such association will be made through Cosan's investment-fund structure with a capital contribution to Mobitech by the Company in the amount of approximately R$ 300 million, subject to adjustments usual to this type of transaction, as well as the contribution, by Porto Seguro, of the Carro Fácil business, which currently offers vehicle subscription service. Operational and commercial agreements will also be established between Mobitech and the companies and partners of both ecosystems. Therefore, Porto Seguro and Cosan will both hold a 50% stake of the stock capital of Mobitech, which will have an independent management structure and its own corporate governance.

This joint venture is yet another important step in Cosan’s sustainable capital allocation process, investing in the development of new products and technologies in synergy with its business portfolio. The union of Cosan’s and Porto Seguro’s complimentary ecosystems, as well as the sum of their best management practices, will allow the development of differentiated mobility solutions to provide facility and safety to customers, leveraging the business value creation.

The implementation of the association and the closing of the transaction depend on the fulfillment of usual conditions for transactions of this nature, including obtaining authorization from the Administrative Council for Economic Defense - CADE.

The Company and Porto Seguro, represented by their CEOs, will jointly host a public conference call with the market to detail the joint venture Mobitech on Tuesday, November 09, 2021, at 01:00 pm. To join the conference call, please register through the link available on the Company's investor relations website (or click here – simultaneous translation to English available).

Cosan will keep its shareholders and the market informed of any new information regarding the matter related to this Material Fact.

São Paulo, November 08, 2021.

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer